

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

MAIL STOP 3720

December 6, 2007

Mr. James Cheng-Jee Sha
Chief Executive Officer
Spring Creek Acquisition Corporation
10F, Room #1005, Fortune International Building
No. 17, North DaLiuShu Road
Hai Dian District, Beijing 100081
PRC

Re: **Spring Creek Acquisition Corporation**
        Registration Statement on Form S-1
        Filed November 9, 2007
        File No. 333-147284

Dear Mr. Sha:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please furnish supplementally a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the FINRA. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter informing that the FINRA has no objections.

2. We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion, underwriting agreement and warrant agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments.

3. We note disclosure throughout your document that you have modified the industry standard conversion threshold from 20% to 40%. Provide clear disclosure regarding the reasons for this modification in the conversion in the summary section of your prospectus in addition to the risk factor disclosure you have provided on page 21, so that investors can better understand the company's position when making an investment.

4. Please advise whether you have a website. Refer to Item 101(e)(2) of Regulation S-K.

Prospectus Summary, page 1

5. We note that you have committed to acquiring a business operating in China but give no assurances as to a particular industry. Clarify whether you are restricted to only acquiring businesses operating in China or could the company focus on a business in another sovereign nation.

Offering proceeds to be held in trust, page 5

6. Indicate what happens if the expenses of the company exceed the amounts that will be available from the trust ($1,050,000).

Shareholders must approve business combination, page 8

7. Disclose whether there is a minimum number of days prior to a meeting to approve a business combination that the company will undertake to give notice of the meeting and mail the proxy statement to shareholders.

Escrow of founding shareholders' shares, page 11

8. We note that the insiders may engage in private sales of their securities prior to the consummation of a business combination. We also note the disclosure on page 53 indicating that the insiders have agreed to vote certain of their shares along with the majority of the shares voted by the public shareholders at the meeting. Make clear here that any purchasers in these private sales will not be restricted in how they vote at the meeting, so any such private sales could be used to increase the likelihood that a business combination receives shareholder approval.

Summary Financial Data, page 13

9. We note that your officers and directors have agreed to purchase from you an aggregate of $1,250,000 of insider warrants. Disclose whether:

- the insiders have any right to rescind the agreement to purchase;
- there are any conditions to the insiders' obligation to purchase; or
- the insiders may obtain a refund for the purchase price of the warrants.

If so, describe the nature of such rights or conditions. We may have further comment.

Balance Sheet Data, page 13

10. It is unclear to us how you calculated the working capital and total assets "as adjusted" amounts. Provide us with your calculations.

11. We note in the first sentence of footnote (1) that your "as adjusted" balance sheet assumes the payment of the $1,080,000 in deferred underwriting discounts and commissions. We further note your statement in the fourth paragraph that your data "assumes that you have already paid the underwriters this amount." Please revise to clarify that your data assumes that you will be obligated to make such payment, rather than that your data "assumes…payment."

12. We note your statement in footnote (1) on page 37 that $37,500 in offering expenses will be reimbursed by you to management. Disclose how that amount has been reflected in your "as adjusted" information.

Risk Factors, page 14

13. Include an additional risk factor highlighting the fact that, as the company gets closer to the 18-month deadline for consummating an acquisition, it may lose leverage in negotiating the terms of an acquisition since the counterparty will

know that the company has a firm deadline for completing the acquisition that
cannot be extended.

We may issue shares or debt securities…, page 18

14. Clarify whether additional equity investors in a follow-on offering could reduce
the $7.80 expected to be paid to initial investors if the trust is liquidated.

Our key personnel may negotiate employment or consulting agreements with a target
business in connection with a particular business combination., page 19

15. Please provide disclosure indicating whether any of your officers or directors are
currently affiliated with any business whose purpose is similar to yours.

We will proceed with a business combination only if public shareholders owning less
than 40% of the shares sold in this offering exercise their conversion rights., page 21

16. We note that you continue to have the 80% threshold for the value of any business
you acquire. Please revise to break out the second part of this risk factor such that
it appears under a separate heading, in order that potential investors may more
clearly note the additional difficulties you may have meeting the 80% threshold in
light of decreased trust assets due to greater amounts of conversions than in
standard SPAC transactions.

An investment in this offering may involve adverse U.S. federal income tax
consequences because the conversion or liquidation price per share is greater than an
investor's initial tax basis in our ordinary shares., page 34

17. In light of the uncertainty regarding adverse U.S. federal income tax
consequences relating to the risk you here describe, it appears that investors may
need to have the benefit of an expert's opinion to understand the tax consequences
in order to make an informed investment decision. Please file an opinion of
counsel as to the tax matters as an exhibit to the Form S-1 pursuant to Item
601(b)(8) of Regulation S-K.

Use of Proceeds, page 37

18. We are uncertain why for comparative purposes you have used dollar figures
where the over-allotment option is not exercised, and percentages where the over-
allotment option is exercised. Please advise or revise.

Dilution, page 40

19. Quantify the dilution to new investors if the underwriters fully exercise the over-allotment option.

20. We note your adjustment to the denominator of 281,109 shares. Please disclose what this amount represents including how the amount was calculated. Further, clarify the difference and/or interrelationship between the 281,109 shares to be forfeited in the event of maximum conversion and the maximum of 168,750 shares that will be forfeited. Similarly revise page 42.

Capitalization, page 42

21. We note that your "as adjusted" presentation assumes the note payable to shareholder as paid. Please tell us where this amount has been included in the use of proceeds adjustments on page 37.

Management's Discussion and Analysis, page 43

Proposed Business, page 45

22. We note the reference to the National Bureau of Statistics of China at the first bullet point under "Opportunities in Greater China." Please provide us with marked copies of any materials that support this and any other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.

Balance Sheet, page F-3

23. We note your statement on page 13 that deferred offering costs which were paid prior to October 31, 2007 have been recorded as a long-term asset. Please revise your balance sheet to appropriately label such asset as long-term rather than current.

Note 6 – Commitments, page F-10

24. Please tell us how you plan to value and account for the insider warrants. In this regard, we note that a portion of the warrants will be sold to officers and directors. Revise your disclosures accordingly.

Closing Statements

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364, or Kyle Moffatt, Accounting Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at (202) 551-3415, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Mitchell S. Nussbaum, Esq.
        212-407-4990 via facsimile